[POLONIA BANCORP LETTERHEAD]

November 12, 2008

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re: Polonia Bancorp
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 000-52267

Dear Mr. Vaughn:

On behalf of Polonia Bancorp (“Polonia” or the “Company”) I am writing in response to the Staff’s letter, dated October 29, 2008, containing comments on Polonia’s Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “10-K Report”).

Polonia’s response to the Staff’s comments is set out below. For convenience, each response follows the text of the comment to which it relates.

Note 10, Income Taxes, page F-19

1.	We note you recorded a valuation allowance of $667,454 related to total deferred tax assets of $2,040,049 as of December 31, 2007.

a.
Please tell us how you considered the guidance in paragraphs 17-25 and 99-103 of SFAS 109 in determining the amount of the valuation allowance. Specifically tell us the facts and circumstances in determining whether each significant deferred tax asset was more likely than not to be realized.

b.
Please tell us if you were in a cumulative loss position in recent years. If yes, please tell us the specific positive evidence on which you relied to overcome the negative evidence of cumulative losses in recent years for the deferred tax assets with no valuation allowance. If no, please explain to us how you made this determination and provide the relevant accounting guidance on which you rely.

Kevin W. Vaughn
Securities and Exchange Commission
November 12, 2008

Please respond to the above based on information and your determinations as of December 31, 2007 and tell us whether any of the key information/determinations changed through June 30, 2008.

Please briefly disclose the key information related to the above in future filings starting with your next 10-Q.

The valuation allowance as of December 31, 2007, was comprised of a 100 percent allowance against four deferred tax assets. These deferred tax assets are subject to expiration periods ranging from three years to five years. It could not be determined that it was more than likely that the Company would be in a taxable position adequate to utilize these deferred tax assets prior to their expiration. These deferred tax assets were the Pennsylvania mutual thrift tax loss carryforward of $294,026; capital loss carryforward of $299,436; investment securities impairment loss related to capital losses of $23,800; and the charitable contribution carryforward of $50,192.

The Company was in a cumulative loss position for 2006 and 2007. However, the losses have been declining in a manner consistent with the Company’s current business plan. The Company has projected that it will be in a taxable position resulting from implementation of the business plan. Based upon the long-term nature of the remaining deferred tax assets, it was determined that the Company would likely be in a taxable position to allow for the utilization of the remaining deferred tax assets and that a valuation allowance on those deferred tax assets was not appropriate.

The Company anticipates being in a taxable position for the year ended December 31, 2008, although it still is not believed that the four deferred tax assets mentioned above will be utilized, with the exception of the of the $23,800 related to impairment losses on securities. Due to the enactment of the Emergency Economic Stimulation Act of 2008 on October 3, 2008, it is likely that the $23,800 impaired loss on securities will likely be able to be utilized. Management will continue to appropriately monitor its tax position to determine if additional valuation allowances are appropriate or if any existing valuation allowances should be reversed.

The Company will disclose the key information related to the foregoing in its future filings starting with its Form 10-Q for the quarter ended September 30, 2008.

The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K Report.. We acknowledge that staff comments, or changes to disclosure in response to staff comments, do not prevent the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin W. Vaughn
Securities and Exchange Commission
November 12, 2008

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report, please do not hesitate to contact me at (215) 938-8800.

Sincerely,

/s/ Paul D. Rutkowski
Paul D. Rutkowski
Chief Financial Officer and Treasurer

cc:	Michael C. Volley, SEC Staff Accountant
Paul M. Aguggia, Esq.